Exhibit 99.5 Corporate Communications

CNH Industrial N.V. files 2019 Annual Report on Form 20-F and releases 2019 EU Annual Report; calling of the Annual General Meeting

London, March 3, 2020

CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) announced today that it has filed its 2019 Annual Report on Form 20-F (prepared in accordance with U.S. GAAP) with the United States Securities and Exchange Commission and it has released its 2019 EU Annual Report (including the consolidated financial statements prepared in accordance with IFRS and the separate financial statements of CNH Industrial N.V.).

The 2019 Annual Report on Form 20-F and the 2019 EU Annual Report are available in the Investors section of the CNH Industrial corporate website at www.cnhindustrial.com. Both documents can be viewed online or downloaded in PDF format. Shareholders may also request a hard copy of the Company’s complete 2019 audited financial statements free of charge from investor.relations@cnhind.com.

The Company also published today the Notice and the Agenda of its Annual General Meeting of Shareholders (“AGM”), which will take place on April 16, 2020 in Amsterdam (the Netherlands).

The Agenda of the AGM, the Explanatory Notes to the Agenda, the instructions to participate and vote at the AGM, and other AGM documents are available on the Company’s website at www.cnhindustrial.com, where they can be viewed and downloaded.

The Agenda of the AGM will include (i) the approval of the 2019 EU Annual Report, (ii) the proposal to distribute a cash dividend of euro 0.18 per outstanding common share, (iii) certain remuneration matters, and (iv) the renewal of the Board of Directors through the re-appointment of the Executive Directors Suzanne Heywood and Hubertus M. Mühlhaüser, the re-appointment of Léo W. Houle, John Lanaway, Alessandro Nasi, Lorenzo Simonelli, Jacqueline A. Tammenoms Bakker and Jacques Theurillat, and the appointment of Howard Buffett, Nelda (Janine) Connors, Tufan Erginbilgic and Vagn Sørensen as Non-Executive Directors.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

If shareholders approve the proposed cash dividend, CNH Industrial N.V. common shares will be quoted ex-dividend on April 20, 2020. The record date for the dividend will be April 21, 2020 on both MTA and the NYSE. It is expected that the dividend will be paid on May 5, 2020.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com